FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
October 23rd, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 001-15094

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press Release

MTS Announces Board Decisions

October 23, 2020

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the decisions reached at the meeting of the Company’s Board of Directors (“BoD” or “the Board”) held on October 22, 2020.

At the meeting, the Board approved the expansion of the MTS Management Board from 12 to 14 members, with the addition of: (1) Alexander Khanin as Vice President for Artificial Intelligence, and (2) Alexei Barsegian, who has been Vice President for Corporate & Legal Affairs since September 2019. The full membership of the MTS Management Board approved by the Board of Directors is:

•	Alexey Kornya, President & CEO
•	Inessa Galaktionova, First Vice President for Telecommunications
•	Vyacheslav Nikolaev, First Vice President for Customer Experience, Marketing, and Ecosystem Development
•	Alexei Barsegian, Vice President for Corporate & Legal Affairs
•	Sergey Belyakov, CEO of MTS Retail (RTC)
•	Tatyana Chernysheva, Vice President for Human Resources
•	Ilya Filatov, Vice President for Financial Services and CEO, MTS Bank
•	Alexander Gorbunov, Vice President for Strategy & Development
•	Ruslan Ibragimov, Vice President for Government Relations & PR
•	Andrey Kamensky, Vice President for Finance
•	Dmitry Khalin, Vice President for Cloud & Digital Solutions
•	Alexander Khanin, Vice President for Artificial Intelligence
•	Dmitry Khomchenko, Vice President for Information Technology
•	Igor Mishin, Vice President for Media

In addition, at the meeting the Board also approved the Company’s updated strategy.

Alexey Kornya, President & CEO, commented: “Artificial intelligence is a key technology enabler within the MTS digital ecosystem, helping us enhance our products, optimize our processes, and lay a strong foundation for the development of next-generation digital solutions. To that end, we are revamping our AI department to serve as a hub for our product teams, with the aim to speed up the launch of new AI-based services. We also plan to strengthen cooperation with premier AI players, bringing together top minds across science and business with the support of the MTS StartUp Hub, Venture Fund, and R&D department.”

“As part of these efforts, we are bringing our org structure in line with our ambitions, including by creating a new position of VP for Artificial Intelligence. I am confident that Alexander’s hands-on experience, technical expertise, business acumen, and knowledge of international markets will enable MTS to successfully execute on our AI strategy,” he added.

Biography of Alexander Khanin

Alexander Khanin is head of the MTS Artificial Intelligence Center and is also a co-founder and Chairman of the Board of Directors at VisionLabs, a leading developer of software and hardware for biometric facial recognition and video analysis.

From 2012-2015, he taught control theory at Bauman Moscow State Technical University, where he also received both undergraduate and graduate degrees in robotics engineering. From 2009-2012, he worked as a department head at Russia’s Solomatin Institute (VNIINS), a leading research center in information technology and automation.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: October 23rd, 2020